 
Formal place to invest

1 message

Jeral Poskey < ▓▓▓▓▓▓▓▓ >   Fri, Aug 2, 2024 at 9:59 AM
To: Todd Giombetti ▓▓▓▓▓▓
Bcc: ▓▓▓▓▓▓▓▓

Hi, Todd. More good news is coming (a project in Saudi Arabia!).

We also have a new way of getting investment, with way less paperwork and low minimums. If you hurry, you can keep the discount pricing. (Sorry to be brief, on vacation in Canada, and I'm told we have to run. But I just sent this yesterday to a few people, and already $25k of the $80k discount has been claimed, and I've had 2 people saying they will definitely be investing at significant levels.)

https://wefunder.com/swyftcities/

This is just a reservation, too. No money moves at this time.

–

 swyft

Jeral Poskey
CEO

www.swyftcities.com


Friends & family round for Swyft Cities

1 message

Jeral Poskey   Mon, Aug 12, 2024 at 11:48 AM
To: Jamie Barn
Bcc: 46279364   cc. u spo .com

Having just written to you about politics, I realize I should write to you about business. I lost track of the classmates who've said, "Let me know if there's a chance to invest," so if you were one of them, here's your chance.

We've soft launched here to test investor interest: https://wefunder.com/swyft.cities/

You can find more information about the company at that link, but in short:

- We are three years into Swyft Cities and things are going well.
- We are getting solid market traction and lots of customer interest. Customer revenue has passed $1m.
- We've found our sweet spot in the market — large real estate owners with a problem moving people around their site.

Once we announce a large project (or two), we will start a large VC round, but in the meantime there's one last opportunity for people who have supported us to get in on the ground floor.

Let me know if you have any questions,

- Jeral

P.S. This isn't a public crowdfunding campaign, but it's ok to share this with your network. Until we have completed our accounting and legal review, I must tell you:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding No money or other consideration is being solicited If sent, it will not be accepted No offer to buy securities will be accepted No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform Any indication of interest involves no obligation or commitment of any kind

P.P.S. Both Alexei and Shawn have been deeply engaged and are watching us closely for when we reach the size where their firms would get involved. If you have any other leads, let me know.

—

   Jeral Poskey
CEO

www.swyftcities.com

 

Be part of Swyft Cities' future

1 message

Jeral Poskey   Mon, Aug 12, 2024 at 11:36 AM
To
Bc

Hi, Mom. It took a while to get all the i's dotted and t's crossed, but here is the site for investing in Swyft Cities:
https://wefunder.com/swyft.cities/

Once we announce a large project (or two), we will turn to large venture capital investors, but in the meantime we wanted to give our friends & family the chance to join in. We have lowered our minimum to $1,000 or $2,000, depending on when you sign up.

I'm told by others that depending on how you sign up, they may withdraw the money from your account immediately, so only give your bank or credit card information if you are ready for that. The final confirmation of the investment will happen in a few weeks.

Feel free to pass this along. Let me know if you have any questions,

- Jeral

P.S. Until we have completed our accounting and legal review, I must tell you:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



—

   Jeral Poskey
                 CEO

                 www.swyftcities.com





Jeral Poskey [redacted]

Investing in Swyft Cities

1 message

Jeral Poskey [redacted] Mon, Aug 12, 2024 at 10:40 AM

To: [redacted]

Hi, Arlon. It took a while to get all the i's dotted and t's crossed, but here is the site for investing in Swyft Cities: https://wefunder.com/swyft.cities/

Once we announce a large project (or two), we will turn to large venture capital investors, but in the meantime we wanted to give our friends & family the chance to join in.

I'm told by others that depending on how you sign up, they may withdraw the money from your account immediately, so only give your bank or credit card information if you are ready for that. The final confirmation of the investment will happen in a few weeks.

Let me know if you have any questions,

- Jeral

P.S. Until we have completed our accounting and legal review, I must tell you:

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



--

Jeral Poskey

CEO



[redacted]

www.swyftcities.com


Swyft Cities Investment Round

1 message

Jeral Poskey ████████████   Sun, Aug 11, 2024 at 4:11 PM
To: Deb Liu < ████████████
Bcc: ████████████

Hi Deb, I hope you and David are well. I'm opening a friends & family round for Swyft Cities. I would love to have you join the round as an early investor. Other classmates have invested from $50k to $150k in the previous round, but we're lowering the minimums this round to make sure no one is left out.

We've soft launched here to test investor interest: https://wefunder.com/swyft.cities/

You can find more information about the company at that link, but in short:

- We are three years into Swyft Cities and things are going well.
- We are getting solid market traction and lots of customer interest.
- We've found our sweet spot in the market — large real estate owners with a problem moving people around their site.

Once we announce a large project (or two), we will start a large VC round, but in the meantime there's one last opportunity for people who have supported us to get in on the ground floor.

Let me know if you have any questions,

- Jeral

P.S. Until we have completed our accounting and legal review, I must tell you:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

P.P.S. Both Alexei and Shawn have been deeply engaged and are watching us closely for when we reach the size where their firms would get involved. If you have any other leads, let me know.

—

 swyft   Jeral Poskey
                      CEO
                      

                      www.swyftcities.com



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